EXHIBIT 99.1

On March 25, 2005, Standard & Poor's Placed Long- and Short-term Credit Ratings on TeliaSonera AB on CreditWatch with Negative Implications on Deal to Control Turkcell

STOCKHOLM, Sweden, March 29, 2005 (PRIMEZONE) --TeliaSonera AB (Pink Sheets:TLSNF) (LSE:TLSNq): Research update from Standard & Poor's:

Research Update: Nordic Telecom Provider TeliaSonera AB On CreditWatch Negative On Deal To Control Turkcell

Publication date: 25-Mar-2005

Primary Credit Analyst(s): Leandro de Torres Zabala, London (44) 20- 7176-3821; leandro_detorreszabala@standardandpoors.com

Secondary Credit Analyst(s): Simon Redmond, London (44) 20-7176-3683; simon_redmond@standardandpoors.com

Credit Rating: A/Watch Neg/A-1

Rationale

On March 25, 2005, Standard & Poor's Ratings Services placed its 'A' long-term and 'A-1' short-term corporate credit ratings on the largest Nordic telecommunications services provider TeliaSonera AB on CreditWatch with negative implications.

The CreditWatch placement follows TeliaSonera's announced agreement today to acquire a 27% indirect stake in Turkey's top telecom provider Turkcell Iletisim Hizmetleri A.S. (B/Watch Pos/--) from Turkey's Cukurova group for a cash payment of $3.1 billion (Swedish kronor (Skr) 21.8 billion). TeliaSonera already owns a 37% share in Turkcell and will consequently gain majority control of the company with a 64.3% stake.

The CreditWatch status is likely to be resolved within three months upon completion of our review of the transaction's business and financial repercussions for TeliaSonera. Key aspects to assess include the deal's impact on TeliaSonera's credit ratios, the funding of the transaction and Turkcell in the future (including any financial support from TeliaSonera), the degree of operating and financial control that TeliaSonera will be able to exercise on Turkcell, as well as TeliaSonera's post-transaction financial policy and acquisition strategy in emerging markets.

A downgrade, if any, of TeliaSonera stemming from increased exposure to Turkcell and higher leverage would probably be limited to one notch.

TeliaSonera intends to finance the transaction, which should be completed in the second quarter of 2005, with available cash and by calling on capital markets. TeliaSonera will not make a public tender offer for Turkcell, which will remain a listed company. Cukurova will continue as local partner with a 13.5% stake in Turkcell. The acquisition is subject to agreement on definitive documentation, including a share purchase agreement, further due diligence on Turkcell, and the receipt of all necessary regulatory approvals and third party consents. In particular, the transaction will be conditioned on the confirmation of an exemption from the mandatory tender offer requirement from the Turkish Capital Markets Board.

TeliaSonera continues to boast strong positions in its very deregulated and competitive core Nordic markets. The company improved its performance and generated strong free cash flow during 2004. Although its current debt is low, the company has increased dividend payouts in 2005 and has a share buyback program of Skr30 billion ($4.3 billion) for the 2005-2007 period, of which Skr10 billion will be distributed in 2005. TeliaSonera also has significant exposure in other emerging markets, including a 43.8% equity stake in Russia's third-largest mobile operator OAO MegaFon and a 73.9% share in Fintur Holdings, a holding company with interests in mobile companies in Azerbaijan, Georgia, Kazakhstan, and Moldova. The stake in Fintur will increase as a result of the proposed transaction, as Turkcell is also a shareholder in Fintur.

Turkcell has 23.4 million subscribers, a strong business position, solid operating performance, good cash generation, and adequate liquidity. Turkcell has also benefited from the recent settlement of long-running legal disputes with the Turkish Treasury and Turk Telekomunikasyon A.S. (Turk Telecom). Offsetting these strengths are the company's exposure to country-related risks in the Republic of Turkey (BB-/Stable/B) and foreign currency-denominated debt, as well as uncertainty on its strategy and ownership. Turkcell had total debt of $800 million at Sept. 30, 2004, or $1.9 billion including provisions relating to the legal disputes.

Short-term credit factors

The short-term rating on TeliaSonera reflects strong internal liquidity, good cash flow generation capacity and visibility, and significant access to capital markets.

The group's short-term rating is supported by:

Available cash and short-term investments of approximately Skr17.6 billion at Dec. 31, 2004; Strong free cash flow generation of about Skr14.1 billion in 2004; and Undrawn committed bank credit facilities of about Euro 1 billion.

Ratings List

                                    To                   From
 TeliaSonera AB
   Corporate credit rating     A/Watch Neg/A-1        A/Stable/A-1
   Senior unsecured debt       A/Watch Neg            A/Stable
   Commercial paper            A-1/Watch Neg          A-1/Stable

NB: This list does not include all ratings affected.

Ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. It can also be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search. Alternatively, call one of the following Standard & Poor's numbers: London Ratings Desk (44) 20-7176-7400; London Press Office Hotline (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5916; or Moscow (7) 095-783-4017. Members of the media may also contact the European Press Office via e-mail on: media_europe@standardandpoors.com.

Group email address: FinanceEurope@standardandpoors.com

TeliaSonera

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15.4 million mobile customers (51.4 million including associated companies) and 8.3 million fixed telephony customers (8.9 million including associated companies) and 2.0 million Internet customers (2.1 million including associated companies). TeliaSonera has extensive interests in the mobile telecommunications sectors in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales for the year ended December 2004 amounted to SEK 81.9 billion (USD 11.2 billion). The number of employees at the year-end was 29,082.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT:
TeliaSonera's Press Office, +46-(0)8-713 58 30